UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 7, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Executive Summary

Energea Portfolio 3 Africa LLC has engaged a new auditing firm for the Company's 2021 fiscal year reporting requirements to express an opinion about whether the financial statements prepared by management, with the Company's oversight, are fairly presented, in all material respects and in conformity with U.S. generally accepted accounting principles.

Key Information

(a) Dismissal of Independent Accounting Firm

On March 3, 2022, Energea Portfolio 3 Africa LLC officially engaged Whittlesey PC as the Company's independent auditing firm. In connection with its engagement of Whittlesey PC, the company dismissed its former independent auditing firm, Federman, Lally & Remis LLC.

Federman, Lally & Remis LLC audit reports on the Company's financial statements for the fiscal year ending December 31, 2020, did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal year ending December 31, 2020 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Energea Portfolio 3 Africa LLC and Federman, Lally & Remis LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(b) Appointment of Independent Accounting Firm

On March 3, 2022, by direction of its Manager, Energea Global LLC, Energea Portfolio 3 Africa LLC officially engaged Whittlesey PC as the Company's independent auditing firm. During the fiscal year ending December 31, 2020, and through the subsequent date of engaging Whittlesey PC, neither the Company nor anyone acting on its behalf has consulted with Whittlesey PC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Whittlesey PC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a "disagreement" or "reportable event" (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Manager

Date March 7, 2022